

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 24, 2017

Lori A. Hickok
Chief Financial Officer
Scripps Networks Interactive, Inc.
9721 Sherrill Boulevard
Knoxville, Tennessee 37932

   **Re: Scripps Networks Interactive, Inc.**
     **Form 10-K for Fiscal Year Ended December 31, 2016**
     **Filed February 24, 2017**
     **File No. 001-34004**

Dear Ms. Hickok:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Selected Financial Data, page 22

1. Given that total segment profit is a non GAAP measure, its presentation on the face of the income statement is not appropriate. Refer to Question 104.04 of the Compliance and Disclosure Interpretations issued on May 17, 2016 and to Item 10(e)(1)(ii) of Regulation S-K. Please revise.

<u>29. Segment Information, page 91</u>

2.      We note that you reconcile your segment measure of profit or loss, Segment Profit (Loss), to total consolidated operating income. Please revise to reconcile this measure to consolidated income from operations before income taxes in accordance with ASC 280-10-50-30.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Inessa Kessman, Senior Staff Accountant at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351or me at (202) 551-3810 with any questions.

                                          Sincerely,

                                          /s/ Terry French for

                                          Carlos Pacho
                                          Senior Assistant Chief Accountant
                                          AD Office 11 – Telecommunications